PROTECTIVE LIFE INSURANCE COMPANY
P. O. BOX 2606
BIRMINGHAM, ALABAMA 35202

Qualified Retirement Plan
Endorsement

The Contract to which this Endorsement is attached and any statements made in the Certificate is modified as of the Effective Date as follows:

This Contract and the Certificates under this Contract were issued to a custodian or trustee of a qualified retirement plan under Section 401(a) and the Internal Revenue Code of 1986 as amended (“Code”) maintained on behalf of participants for whom the annuity under this Contract is purchased. Such custodian or trustee is the Contract Holder, Beneficiary, and Participant and references in the Contract to death of the Participant do not apply. The Contract Holder shall not distribute a Certificate to the Annuitant until a distributable event under the plan, for which the Contract is purchased, occurs. If a Certificate is distributed by the Contract Holder to the Annuitant, the Annuitant becomes the Participant, and the following provisions apply with respect to such Annuitant.

1.
After such distribution the Certificate is not transferable and may not be sold, assigned, discounted or pledged as security for a loan or as security for any other obligation, other than to Protective Life Insurance Company. Annuity payments under the Contract cannot be surrendered, commuted, assigned, encumbered or anticipated in any way.

2.
An Annuitant who is married must have the consent of his spouse in order to: (a) withdraw all or part of the Net Account Value or (b) choose an Annuity Option other than a “JOINT AND SURVIVOR LIFE ANNUITY, which is available under OPTION 4.” (If no Annuity Option is chosen, a Joint and Survivor Life Annuity under Option 4 will be automatic.) The form of the spouse’s consent must satisfy Section 417 of the Code.

3.
Upon the death of the Annuitant prior to the Annuity Commencement Date, leaving a spouse surviving, the death benefit will be paid as a LIFE ANNUITY available under OPTION 4 unless the spouse has consented to the designation of someone else as Beneficiary or elects a different Annuity Option. In either case, the form of the consent or election must satisfy Section 417 of the Code.

4.
If any Participant dies after his annuity payments have commenced but before he has received his total benefit under this Contract, any benefit which may remain as payable on his behalf under this Contract shall be paid not less rapidly than the method of payment in effect as of such Participant’s death, to his spouse, if any, unless he files a written election with the Company to designate a Beneficiary other than his spouse (in which case such election must be a Qualified Election).

5.
If a Participant (and/or his spouse) has elected to receive his benefit under this Contract and he (or he and his surviving spouse) dies before payment of his benefit under the Contract begins, distribution of his entire interest shall be completed not later than five (5) years after his death (or the death of his surviving spouse); except

(a)
if any portion of such interest is to be distributed to the Participant’s spouse or his (or his surviving spouse’s) designated Beneficiary, such distribution shall commence without one (1) year of the Participant’s death (or his surviving spouse’s death) and shall be made in level payments over a period not greater than such spouse’s or Beneficiary’s life expectancy, and

(b)
if such benefit recipient is the Participant’s spouse (or his surviving spouse’s spouse), distribution shall take place as otherwise provided in this Endorsement, but is not required to begin until the date such Participant (or his surviving spouse) would have attained age seventy and one half (70 ½).

6.
For the purposes of this Endorsement, any amounts paid to a child of the Participant will be treated as paid to the Participant’s surviving spouse, if such amounts become payable to such spouse when such child reaches majority (or upon any other designated event permitted by the Secretary of the Treasury in regulations under Section 401(a)(9) of the Code).

7.	If an Annuitant is not married on the Annuity Commencement Date, and if no other Annuity Option is chosen, a Life Annuity which is available under OPTION 4 will be automatic.

8.	The Annuity Commencement Date may not be later than April 1 of the year after the year in which the Annuitant attains age 70 ½.

9.
Under “OPTION 1 – PAYMENT FOR A FIXED PERIOD,” the period may not exceed the Annuitant’s life expectancy, or the joint life expectancy of the Annuitant and the Annuitant’s spouse (or, a designated second person), at the Annuity Commencement Date.

10.
Under “OPTION 2 – LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD,” the guaranteed period selected may not exceed the Annuitant’s life expectancy or the joint life expectancy of the Annuitant and the Annuitant’s spouse (or, a designated second person), at the Annuity Commencement Date.

Form No. FIQA-029

11.
Under “OPTION 3 – PAYMENTS OF A FIXED AMOUNT”, the term over which annuity payments are made may not exceed the Annuitant’s life expectancy, or the joint life expectancy of the Annuitant and the Annuitant’s spouse (or, a designated second person), at the Annuity Commencement Date.

12.
No amount may be paid from the Contract in a lump sum unless such payment is allowed under the retirement plan for which the annuity under this Contract is purchased, and the Code and related regulations.

13.	Life expectancy will be determined according to Internal Revenue Service regulations and rulings.

14.
The terms of this Endorsement control over any contrary provisions of the Contract and/or the Certificate. Use of the masculine pronoun herein shall be deemed to refer, as applicable, to the feminine and neuter genders.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary